J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

January 27, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia	Bednarowski

Dietrich King

Re:	Black Diamond Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-235789)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Black Diamond Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on January 29, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,595 copies of the Preliminary Prospectus, dated January 21, 2020 and included in the above-named Registration Statement, as amended, were distributed during the period from January 21, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC COWEN AND COMPANY, LLC Acting on behalf of themselves and the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

By:	JEFFERIES LLC

By:	/s/ Charles L. Glazer
Name: Charles L. Glazer
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to UW Acceleration Request]